UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                        (Amendment No. ________)1

                          Riverview Bancorp, Inc.
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                            (Name of Issuer)

                  Common Stock, $.01 par value per share
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                     (Title of Class of Securities)

                               769397-10-0
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                              (CUSIP Number)

                         John F. Breyer, Jr., Esq.
                          Breyer & Associates PC
                     8180 Greensboro Drive, Suite 785
                          McLean, Virginia 22102
                              (703) 883-1100
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 March 7, 2001
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 769397 10 0            SCHEDULE 13D               Page 2 of 6 Pages

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Patrick Sheaffer
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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                           7     SOLE VOTING POWER

                                 64,383
                           ---------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  213,181
    OWNED BY
      EACH                 ---------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 146,604

                           ---------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  107,804

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       277,564

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.53%

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14     TYPE OF REPORTING PERSON

       IN

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                                                            Page 3 of 6 Pages

Item 1.   Security and Issuer

     This statement relates to the common stock of Riverview Bancorp, Inc. ("Company" or "Issuer"), $.01 par value per share ("Common Stock"). The name and address of the principal executive offices of the Company, the issuer of such securities, is as follows:

              Riverview Bancorp, Inc.
              900 Washington Street, Suite 900
              Vancouver, Washington 98660

Item 2.   Identity and Background

     (a) This Schedule 13D is filed on behalf of Patrick Sheaffer, the Reporting Person.

     (b)  Mr. Sheaffer's business address is:

                 900 Washington Street, Suite 900
                 Vancouver, Washington 98660

     (c) Mr. Sheaffer's principal occupation is Chairman and Chief Executive Officer of the Company.

     (d) During the last five years, Mr. Sheaffer has not been convicted in a criminal proceeding.

     (e) During the past five years, Mr. Sheaffer has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Sheaffer to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

     (f)  Mr. Sheaffer is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Sheaffer has purchased or acquired the shares described in his
Schedule 13D with personal funds and through grants of shares or options to purchase shares from the Company. Included in the aggregate amount owned of 277,564 are 23,156 shares of Common Stock Mr. Sheaffer received from the Company's Employee Stock Ownership Plan; 41,227 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of the date hereof; and 105,377 shares of Common Stock held in the Company's 401(k) Plan. Mr. Sheaffer also is a beneficiary (with his spouse) of the Sheaffer Living Trust, which holds 107,804 shares of Common Stock.

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                                                          Page 4 of 6 Pages

Item 4.   Purpose of Transaction

     The Reporting Person purchased the Common Stock for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

     The Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based on the Company's 4,974,979 shares of outstanding Common Stock.

     (a) Mr. Sheaffer has beneficial ownership (as defined in Rule 13d-3) of 277,564 shares, or 5.53%, of the Common Stock.

     (b) Mr. Sheaffer has sole power to vote or to direct the vote of 64,383 shares of Common Stock. Included in this amount are 23,156 shares Mr. Sheaffer received from the Company's Employee Stock Ownership Plan; and 41,227 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of the date hereof.

          Mr. Sheaffer has shared power to vote or direct the vote of 213,181 shares of Common Stock. Included in this amount are 107,804 shares held in the Sheaffer Living Trust and 105,377 shares held in the Company's 401(k) Plan.

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                                                            Page 5 of 6 Pages

          Mr. Sheaffer has sole power to dispose or to direct the disposition of 146,604 shares of Common Stock, which consists of 41,227 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of the date hereof; and 105,377 shares held in the Company's 401(k) Plan.

          Mr. Sheaffer has shared power to dispose or to direct the disposition of the 107,804 shares of Common Stock held in the Sheaffer Living Trust.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relations with Mr. Sheaffer and any other person with respect to the securities.

Item 7.   Material to be Filed as Exhibits

     None.

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                                                            Page 6 of 6 Pages

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                                        September 3, 2004
                               ----------------------------------------
                                              Date


                                      /s/ Patrick Sheaffer
                               ----------------------------------------
                                            Signature

                                         Patrick Sheaffer
                               Chairman and Chief Executive Officer
                                      Riverview Bancorp, Inc.
                               ----------------------------------------
                                             Name/Title

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